Exhibit 99.4

Letter to Shareholders from MorphoSys 2023 Annual Report

MorphoSys AG

The following letter from CEO Jean-Paul Kress, M.D., to MorphoSys shareholders was included in the MorphoSys 2023 Annual Report.

Dear Shareholders,

2023 was a critical and exciting year for MorphoSys.

Our groundbreaking work brought hope to patients and their families facing the burdens of cancer. This progress is the embodiment of our mission: More life for people with cancer.

Pelabresib – Potential Paradigm Shift in Myelofibrosis Treatment

At the American Society of Hematology (ASH) Annual Meeting and Exposition in December 2023, comprehensive results from our Phase 3 MANIFEST-2 study of pelabresib in combination with ruxolitinib in first-line myelofibrosis were presented to a packed room of over 500 attendees. This study demonstrated that the combination of pelabresib, our investigational BET inhibitor, and ruxolitinib improves all four hallmarks of myelofibrosis – enlarged spleen, anemia, bone marrow fibrosis, and disease-associated symptoms – over standard of care at 24 weeks, showcasing the potential for this combination therapy to shift the treatment paradigm for this debilitating and deadly disease.

Notably, in the MANIFEST-2 study, pelabresib and ruxolitinib nearly doubled the proportion of patients achieving at least a 35% reduction in spleen volume (SVR35) over placebo and ruxolitinib, meeting the primary endpoint of the study. This was a meaningful result given the known association between spleen volume reduction and patient survival. Additionally, compared with placebo plus ruxolitinib, the combination of pelabresib and ruxolitinib showed a strong positive trend in reducing symptom burden and improvements across measures of anemia and bone marrow fibrosis. Very importantly, the pelabresib and ruxolitinib combination also demonstrated safety results in line with assessments from prior clinical trials.

While JAK inhibitors have been an important therapeutic advancement since first being approved in 2011, patients with myelofibrosis urgently need new options to treat this disease. Pursuing approval for pelabresib in first-line myelofibrosis is our top priority. We are now diligently preparing regulatory filings with the intention of submitting applications to the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). We are confident that our comprehensive pelabresib data package will provide impactful evidence to these regulatory agencies.

Monjuvi® (tafasitamab-cxix) – Sales Growth in Approved Indication

In 2023, eligible patients with relapsed or refractory diffuse large B-cell lymphoma continued to benefit from Monjuvi® (tafasitamab-cxix), a CD19-targeting immunotherapy, in combination with lenalidomide. U.S. net sales grew to US$ 92.0 million (€ 85.0 million) for the full year despite an increasingly competitive environment.

On February 5, 2024, we entered into a Purchase Agreement to sell and transfer all tafasitamab rights worldwide to our long-standing partner, Incyte. We believe Incyte is well positioned to drive tafasitamab’s future growth opportunities forward successfully and more efficiently on its own at this time – ensuring appropriate patients worldwide can benefit from this innovative therapy.

Tulmimetostat – Granted Fast Track Designation by the FDA

Beyond pelabresib, we are also very pleased with the progress of tulmimetostat, our investigational next-generation dual inhibitor of EZH2 and EZH1 designed to restore normal gene expression. Preliminary data from our Phase 2 clinical study, presented at the American Society of Clinical Oncology Annual Meeting in June 2023, were met with excitement by physicians, as tulmimetostat showed deep responses in heavily pre-treated patients across a broad array of advanced solid tumors and lymphomas.

In September 2023, the FDA granted Fast Track designation for tulmimetostat for the treatment of patients with advanced, recurrent, or metastatic ARID1A-mutated endometrial cancer, whose disease has progressed following at least one prior line of treatment. The designation underscores tulmimetostat’s potential in patients with limited treatment options. We are continuing investigations of this promising agent and look forward to further elucidating its therapeutic potential.

Strong Financial Resources

In 2023, we maintained a strong financial position, bolstered by our successful raise of € 102.7 million in gross funding following the release of results from our Phase 3 MANIFEST-2 study of pelabresib in first-line myelofibrosis. With this achievement, our cash currently amounts to € 680.5 million, giving us a runway until early 2026.

Grateful for Your Support as We Forge Ahead on Our Journey

Despite a challenging external environment, we delivered on all strategic priorities in 2023, resulting in a strong, mid- to late-stage oncology pipeline with several best and first-in-class opportunities – with pelabresib at the forefront.

As a result of our progress, on February 5, 2024, we also announced that MorphoSys had entered into a Business Combination Agreement to be acquired by Novartis – building on a decade-long development partnership. Novartis intends to offer € 68.00 per share in cash for all MorphoSys’ outstanding common shares, representing a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume weighted average price during the last month and three months, as of the unaffected January 25, 2024 close, respectively.

After a thorough review of all strategic options, we firmly believe that the decision to enter into this agreement with Novartis is in the best interest of MorphoSys, our shareholders, and, most importantly, cancer patients and their families. I am confident that Novartis’ global footprint and leadership in oncology innovation will accelerate the speed and scale at which the significant needs of cancer patients are addressed.

For shareholders, Novartis’ offer provides attractive, immediate, and certain cash value. For cancer patients, Novartis will help accelerate development opportunities and maximize the commercial potential of pelabresib to benefit patients worldwide. Novartis has the necessary financial resources, additional scientific experience, and global footprint, which are unavailable to MorphoSys as a standalone biotech company, to accomplish these goals. The acquisition process is progressing steadily, and we expect to close the proposed transaction in the first half of 2024.

Our progress and the bright future ahead would not have been possible without our exceptional team. I am deeply appreciative of the hard work and unwavering dedication shown by every colleague at MorphoSys. I take immense pride in all we have accomplished together.

I would also like to extend my gratitude and sincere thanks to our shareholders, clinicians, patients, and their families for their trust and steadfast support of our clinical and research endeavors.

What an incredible year 2023 was at MorphoSys, as we continued our pursuit of innovative medicines for cancer patients. We eagerly look forward to accomplishing more together in 2024.

Sincerely,

Jean-Paul Kress, M.D.

Chief Executive Officer

The page containing the letter in the annual report also included a photo of and the below quotation from CEO Jean-Paul Kress, M.D.

“In 2023, we demonstrated the potential for pelabresib to shift the myelofibrosis treatment paradigm, as results from our Phase 3 MANIFEST-2 study showed that all four disease hallmarks were improved with the pelabresib combination therapy over standard of care. Now, in 2024, we are pleased that Novartis is committing to our promising future – helping to maximize the commercial potential of pelabresib in myelofibrosis and accelerate development opportunities across our pipeline.”

Additional Information and Where to Find It

The takeover offer described in this communication (the “Takeover Offer”) has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG (the “Company”). The final terms and further provisions regarding the Takeover Offer will be in the offer document once the publication of the offer document by

Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”) has been approved by the German Federal Financial Supervisory Authority (the “BaFin”), after which the offer document will be filed with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant the offer document. In connection with the Takeover Offer, the Bidder and Novartis AG will file a Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Takeover Offer Documents”), the Company’s management board and supervisory board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TAKEOVER OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TAKEOVER OFFER. The Takeover Offer Documents and the Recommendation Statements will be distributed to all stockholders of the Company in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or the Company. Free copies of these materials and certain other offering documents will be made available on the Company’s website in English at morphosys.com/en/investors/Novartis-TakeoverOffer and in German at morphosys.com/de/investoren/Novartis-TakeoverOffer, by mail to MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, Germany or by phone at +49 89 8992 7179.

In addition to the Offer to Purchase, including the means to tender and certain other Takeover Offer Documents, as well as the Solicitation/Recommendation Statement, the Company files other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and are also available free of charge under the “SEC Filings” section of the Company’s website at www.morphosys.com/en/investors.

In order to reconcile certain areas where German law and U.S. law conflict, Novartis AG and the Bidder expect to request no-action and exemptive relief from the SEC to conduct the Takeover Offer in the manner described in the offer document.

Acceptance of the Takeover Offer by stockholders residing outside Germany and the United States of America may be subject to further legal requirements. With respect to the acceptance of the Takeover Offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the Company, the Bidder and the Takeover Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover Offer; statements about the expected timetable for the consummation of the Takeover Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Novartis AG.

The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Takeover Offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the Takeover Offer; the possibility that competing offers will be made; the possibility that various conditions for the Takeover Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Takeover Offer; the effects of the Takeover Offer on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis AG may not realize the potential benefits of the Takeover Offer; transaction costs associated with the Takeover Offer; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Tender Offer Statement on Schedule TO and related Takeover Offer Documents to be filed by the Bidder and Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. The Company and the Bidder expressly disclaim any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

5